# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xtant Medical Holdings, Inc., CIK 0001453593
CUSIP: 98420P308
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 664 CRUISER LANE, BELGRADE, Montana (MT), 59714
Date of event which requires filing of this statement: 04/10/2025
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840, (203) 308-4440

## Reporting persons
- Nantahala Capital Partners Limited Partnership (CIK 0001502725): type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); source of funds: working capital (WC); sole voting power 0; shared voting power 16,380,396; sole dispositive power 0; shared dispositive power 16,380,396; aggregate amount beneficially owned 16,380,396 (11.8% of the class)
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,394,000; sole dispositive power 0; shared dispositive power 68,394,000; aggregate amount beneficially owned 68,394,000 (49.1% of the class)
- Wilmot B. Harkey (CIK 0001775952): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,394,000; sole dispositive power 0; shared dispositive power 68,394,000; aggregate amount beneficially owned 68,394,000 (49.1% of the class)
- Daniel Mack (CIK 0001775831): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,394,000; sole dispositive power 0; shared dispositive power 68,394,000; aggregate amount beneficially owned 68,394,000 (49.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000001 per share
Name of issuer: Xtant Medical Holdings, Inc.
Address of issuer's principal executive offices: 664 CRUISER LANE, BELGRADE, Montana (MT), 59714

## Item 2. Identity and Background
Name of person filing: This Schedule 13D (this "Schedule 13D") is filed on behalf of Nantahala Capital Partners Limited Partnership, a Massachusetts limited partnership ("NCP"), Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons"). This Schedule 13D relates to common stock (the "Common Stock"), par value $0.000001 per share, of Xtant Medical Holdings, Inc. (the "Issuer"), beneficially owned by Nantahala through the accounts of certain managed accounts and private funds including NCP (the "Nantahala Investors"). Nantahala serves as the General Partner, Investment Manager, or Sub-Advisor to the Nantahala Investors. Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala. The Reporting Persons, other than NCP, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to be beneficial owners all of shares of Common Stock held by the Nantahala Investors. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(1), and expressly disclaim that they form any "group" under Section 13(d)(3) of the Act. In addition, Qianqian Zhong is the Chief Financial Officer and Taki Vasilakis is the Chief Compliance Officer (each of Ms. Zhong and Mr. Vasilakis, an "Other Officer" and collectively, the "Other Officers") of Nantahala.
Residence or business address: The principal place of business for each of the Reporting Persons and the Other Officers is 130 Main St. 2nd Floor, New Canaan, CT 06840.
Present principal occupation or employment: The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors. The principal business of NCP is that of a hedge fund investing primarily in small and micro-cap stocks across a variety of sectors with a multi-year investment time horizon. The principal occupations of the Other Officers are the Nantahala positions set forth above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Other Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Other Officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NCP and Nantahala are organized under the laws of the State of Massachusetts. Mr. Harkey is a citizen of the United States of America. Mr. Mack is a citizen of the United States of America. Ms. Zhong is a citizen of China. Mr. Vasilakis is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 10, 2025, the Nantahala Investors, among others, entered into a Stock Purchase Agreement (the "SPA") with ROS Acquisition Offshore LP, Royalty Opportunities S.ar.l and OrbiMed Royalty Opportunities II, (together, the "Sellers"), each of which are affiliates of OrbiMed Advisors LLC, pursuant to which the Nantahala Investors agreed to buy 57.0 million shares of Common Stock from the Sellers for $0.42 per share in cash, including 14,516,557 shares of Common Stock to be purchased by NCP. On April 14, 2025, the Nantahala Investors, using cash on hand, consummated the transactions provided for in the SPA (the "Purchase"). Immediately prior to the Purchase, the Nantahala Investors held 11,394,000 shares of Common Stock previously acquired by them more than six months earlier, primarily from the Issuer in private investments, for cash. The shares of Common Stock disclosed herein are held by the Nantahala Investors in margin accounts together with other securities; such accounts may from time to time make use of margin.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons caused the Nantahala Investors to make the investments described above in Item 3 for ordinary investment purposes.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer's management and board of directors ("Board"), engaging in discussions with other Issuer investors and others about the Issuer and the Nantahala Investors' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing or selling additional shares of Common Stock or engaging in other transactions that may increase or decrease their interest in or economic exposure to shares of Common Stock or the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7-10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, there have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons or the Other Officers.
Other persons with the right to receive dividends or sale proceeds: The Nantahala Investors hold the shares of Common Stock reported herein, including more than 5% of the outstanding shares of Common Stock beneficially owned by the Reporting Persons in accounts managed for Blackwell Partners LLC - Series A and Pinehurst Partners, L.P. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 10, 2025, the Nantahala Investors entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a shelf resale registration statement (the "Resale Registration Statement") with the SEC within 30 days of the consummation of the Purchase, for purposes of registering the resale of the shares of Common Stock disclosed herein. Under the terms of the Registration Rights Agreement, the Issuer agreed to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC within 60 days of the date of the Purchase (90 days in the event the Resale Registration Statement is reviewed by the SEC). The Company also agreed, among other things, to indemnify the selling stockholders from certain liabilities and to pay all fees and expenses incident to the Company's performance of or compliance with the Registration Rights Agreement.

Except as disclosed above and in Item 3 and Item 4, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons or Other Officers, or between any of the Reporting Persons or Other Officers and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated April 17, 2025

Exhibit 99.2 Registration Rights Agreement, dated as of April 10, 2025, among Xtant Medical Holdings, Inc. and each of the several purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to Xtant Medical Holdings, Inc.'s Current Report on Form 8-K filed the SEC on April 11, 2025)

Exhibit 99.3 Stock Purchase Agreement, dated as of April 10, 2025, among ROS Acquisition Offshore LP, Royalty Opportunities S.ar.l, OrbiMed Royalty Opportunities II, LP, funds affiliated with Nantahala Capital Management, LLC, and certain other investors

## Signatures
- Nantahala Capital Partners Limited Partnership: /s/ Taki Vasilakis, Taki Vasilakis/Chief Compliance Officer (04/17/2025)
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis/Chief Compliance Officer (04/17/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey (04/17/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack (04/17/2025)